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SEC MAIL PROCESSING RECEIVED JAN 3 1 2011 WASH., DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 11/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Jefferies Execution Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison avenue, 11th Floor
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vladimir Bord | 646-805-5415 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) | NY (City) | NY (State) | 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Vladimir Bord, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Jefferies Execution Services, Inc. as of November 30, 2010 and for the eleven month period then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

January 28, 2011

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me on this 28 day of January 2011

Notary Public

MELISSA ADAMO
NOTARY PUBLIC, STATE OF NEW YORK
No. 01AD6114342
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES AUG. 9, 2012

JEFFERIES EXECUTION SERVICES, INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Jefferies Execution Services, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Jefferies Execution Services, Inc. (the "Company") as of November 30, 2010, and the related statements of earnings, cash flows, and changes in stockholders' equity for the eleven month period ended November 30, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Jefferies Execution Services, Inc. as of November 30, 2010, and the results of its operations and its cash flows for the eleven month period ended November 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company changed its fiscal year end from December 31 to November 30.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and j listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 28, 2011

JEFFERIES EXECUTION SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2010
(Dollars in thousands, except per share amounts)

ASSETS

Cash and cash equivalents	$ 13,242
Deposit with clearing organization	2,900
Receivable from affiliate	654
Commissions receivable	582
Premises and equipment - net	199
Deferred tax assets - net	5,113
Other assets	100
Total assets	$ 22,790

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	$ 2,195
Accrued expenses and other liabilities	2,207
Total liabilities	4,402
STOCKHOLDER'S EQUITY:	
Common stock of $0.05 par value — authorized 20,000,000 shares; issued and outstanding 19,881,383 shares	994
Additional paid-in capital	12,041
Retained earnings	5,353
Total stockholder's equity	18,388
Total liabilities and stockholder's equity	$ 22,790

See notes to financial statements.

JEFFERIES EXECUTION SERVICES, INC.

STATEMENT OF EARNINGS
FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 2010
(Dollars in thousands)

REVENUES:	
Commissions	$ 12,865
Other	1,026
Total revenues	13,891
NON-INTEREST EXPENSES:	
Compensation and benefits	2,752
Floor brokerage and clearing fees	1,050
Technology and communications	2,350
Occupancy and equipment rental	51
Business development	54
Services provided by affiliate	1,375
Other	1,434
Total non-interest expenses	9,066
EARNINGS BEFORE PROVISION FOR INCOME TAXES	4,825
PROVISION FOR INCOME TAXES	2,467
NET EARNINGS	$ 2,358

See notes to financial statements.

JEFFERIES EXECUTION SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 2010
(Dollars in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE — December 31, 2009	$ 994	$ 12,041	$ 2,995	$ 16,030
Net earnings	--	--	2,358	2,358
BALANCE — November 30, 2010	$ 994	$ 12,041	$ 5,353	$ 18,388

See notes to financial statements.

JEFFERIES EXECUTION SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 2010
(Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net earnings	$ 2,358
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Depreciation and amortization	127
Deferred income taxes	1,922
Decrease (increase) in operating assets:	
Deposit with clearing organization	(2,900)
Commissions receivable	456
Receivable from affiliate	(64)
Other assets	(33)
Increase (decrease) in operating liabilities:	
Due to affiliates	556
Accrued expenses and other liabilities	(1,150)
Net cash provided by operating activities	1,272
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of premises and equipment	(33)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,239
CASH AND CASH EQUIVALENTS — Beginning of period	12,003
CASH AND CASH EQUIVALENTS — End of period	$ 13,242
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid to Parent for income taxes	$ 545

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business — Jefferies Execution Services, Inc. (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 ("SEC"). As of November 30, 2010, Jefferies Group, Inc. (the "Parent") is the sole stockholder of the Company. The Company's business primarily consists of performing certain execution services on the New York Stock Exchange (the "NYSE") and other exchanges and electronic market places for Jefferies & Company Inc. ("Jefco"), subsidiary of Jefferies Group Inc. and other financial institutions.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company claims an exemption from Rule 15c3-3 as of November 30, 2010, based upon Section (k)(2)(ii). Transactions are cleared through an affiliated broker-dealer on a fully disclosed basis.

On April 19, 2010, the Board of Directors of the Parent approved a change to the fiscal year end of our Parent. The fiscal year end was changed from a calendar year basis to a fiscal year ending November 30. As of July 2010, we obtained approval from the Financial Industry Regulatory Authority, Inc. ("FINRA") to change our year end to November 30. As a result, these financial statements present the eleven months ended November 30, 2010.

The Company prepares its financial statements in accordance with U.S. generally accepted accounting principles.

Commissions — Revenue is primarily derived from commissions received for executing trades on the New York Stock Exchange and other exchanges for related and third-party broker-dealers and institutions. Commission revenue is recorded on a trade-date basis.

Other Revenue — Primarily consists of the funds received via specialist settlement administered by the SEC. During the year, the Company distributed the funds as charitable contributions and has included this amount as Other Expenses in the Statement of Earnings.

Cash and Cash Equivalents — Cash equivalents consist of demand deposit and money market fund not held for resale with original maturities of three months or less. Such amounts are primarily held by two financial institutions.

Securities Transactions — Transactions in securities are recorded on a trade-date basis.

Premises and Equipment — Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter. As of November 30, 2010, Premises and equipment amounted to $2,133,000 and the related accumulated depreciation was $1,934,000.

Income Taxes — Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided for that portion of the asset, if any, for which it is more likely than not that it will not be realized. The Company recognizes interest expense, if any, related to unrecognized tax benefits in Interest expense. Penalties, if any, are recognized in Other expenses.

Share-Based Compensation — The Parent issues restricted stock and restricted stock units (RSU) to employees of the Company under its Incentive Compensation Plan, primarily in connection with year end compensation. The subsequent amortization of the cost of the restricted stock and RSU is allocated to the Company by the Parent. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain other requirements outlined in the award agreements.

Legal Reserves — In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker dealer. The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

The Company recognizes a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management.

In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. The Company believes that, in the aggregate, the pending legal actions or proceedings should not have a material adverse affect on its results of operations, cash flows or financial condition. In addition, the Company believes that any amount that could be reasonably estimated of potential loss or range of potential loss in excess of what has been provided in the consolidated financial statements is not material.

Use of Estimates — Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. The most significant of these and other estimates and

assumptions relate to income taxes and accrued liabilities. Actual results could differ materially from those estimates.

Subsequent Events — The Company has evaluated and noted no events or transactions that have occurred after November 30, 2010, that would require recognition or disclosure in these financial statements.

2. INCOME TAXES

The Company is subject to U.S. Federal income tax as well as income tax in multiple state jurisdictions. The Company files a consolidated U.S. Federal and state combined or unitary income tax returns with its Parent. In addition to filing state combined or unitary tax returns, we also file other separate state income tax returns that are not consolidated with the Parent. The Company accounts for income taxes on a separate–company basis, with benefit for losses provided to the extent that the consolidated tax liability for any year has been decreased by reason of the inclusion of the Company in the consolidated or combined tax return as applicable.

Income tax expense consists of the following components (in thousands):

Current:	
Federal	$ 374
State and local	171
	545
Deferred:	
Federal	907
State and local	1,015
	1,922
	$ 2,467

Deferred income taxes are provided for temporary differences in reporting certain items, and give rise to a deferred tax asset, net of $5,113,000. The deferred tax asset, net is comprised primarily of a deferred tax asset of $4,778,000 related to impairment of goodwill in prior years.

There was no valuation allowance for deferred tax assets as of November 30, 2010. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax assets.

The provision for income taxes differs from the expected Federal income tax rate (35%) for the following reasons (in thousands):

Computed expected taxes at 35% of earnings before income taxes	$ 1,689	35.0 %
State and city income taxes — net of Federal income tax benefit	771	16.0 %
Other	7	0.1%
Total provision for income taxes	$ 2,467	51.1 %

As of November 30, 2010, the Company had no material provision for interest or penalties related to unrecognized tax benefits.

The Company is currently under examination by the Internal Revenue Service and other major tax jurisdictions. The Company does not expect that resolution of these examinations will have a material effect on the Statement of Financial Condition, but could have a material impact on the Statement of Earnings for the period in which resolution occurs.

The table below summarizes the earliest tax years that are subject to examination in the major tax jurisdictions in which the Company operates:

Jurisdiction	Tax Year
United States	2006
New York State	2001
New York City	2003

3. EMPLOYEE BENEFIT PLANS

The Company incurs expenses related to various benefit plans of the Parent covering all employees, including an Employee Stock Ownership Plan, an Employee Stock Purchase Plan (ESPP) designed to qualify under Section 423 of the Internal Revenue Code (IRC) and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. The Company also participates in a stock ownership and long-term incentive plan (the "Plan") sponsored by the Parent. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents, or other stock based awards. Included in Compensation and benefits on the Statement of Earnings are expenses related to these benefit plans amounting to $40,000 for the eleven months ended November 30, 2010. We expect to change our tax year end to coincide with the recent change in our fiscal year end. As a result of this expected change, the timing of certain deductions related to share-based compensation plans have changed in certain jurisdictions.

4. OFF-BALANCE SHEET RISK

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Customer activities are executed and directed to clearing firms for settlement on a cash, margin or delivery-vs-payment basis. The Company seeks to control the risk associated with these executions by establishing and monitoring share and dollar limits applicable to each customer.

5. NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and is subject to the net capital rules of the SEC and FINRA. Under these rules, the Company is required to maintain minimum net capital, as defined in the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, of not less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. FINRA may require a

member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At November 30, 2010, the Company had net capital of $12,549,000 which exceeded the minimum regulatory net capital requirement by $12,299,000.

6. RELATED-PARTY TRANSACTIONS

The Company's Receivable from affiliate balance of $654,000 is primarily comprised of commission receivables due from Jefco . The Due to affiliates balance of $2,195,000 relates to of tax liabilities as the Company files a consolidated tax return with the Parent.

Included in Commission revenues is approximately $9,621,000 of execution fees earned from Jefco.

Included in various expense line items are administrative services, clearing charges and commissions paid to Jefco amounting to approximately $2,493,000.

The Company's employees participate in the share-based compensation plans of the Parent. The compensation expense attributed to the Company associated with awards under those plans is reflected as Compensation and benefits expense in the Statement of Earnings with a corresponding amount recorded in Due to affiliates in the Statement of Financial Condition.

Advances from the Parent are generally payable on demand. The Company believes amounts arising through related party transactions, including those allocated expenses referred to above, are reasonable and approximate amounts that would have been recorded if the Company operated as an unaffiliated entity.

* * * * * *

JEFFERIES EXECUTION SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF NOVEMBER 30, 2010

(Dollars in thousands)

	Per November 30, 2010 FOCUS Report Filed on December 23, 2010	Adjustments (1)	Audited Amount at November 30, 2010 (2)
Stockholders' equity	$ 18,950	$ (562)	$ 18,388
Deduct:			
Nonallowable assets	5,050	518	5,568
Other	270	—	270
Total deductions	5,320	518	5,838
Net capital before haircuts on securities positions	13,630	(1,080)	12,550
Haircuts on securities – other	1	—	1
Net capital	13,629	(1,080)	12,549
Less net capital requirement	250	—	250
Net capital in excess of requirement	$ 13,379	$ (1,080)	$ 12,299

Note (1) Adjustments relate to a change in the tax provision.
Note (2) The company amended and filed its focus as at November 30, 2010 on January 13, 2011. There were no material differences between the computation of net capital as computed above and reported in the amended FOCUS.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 28, 2011

Jefferies Execution Services, Inc.
520 Madison Avenue
New York, NY 10022

In planning and performing our audit of the financial statements of Jefferies Execution Services, Inc. (the "Company") as of and for the eleven month period ended November 30, 2010 (on which we issued our report dated January 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material *weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP